CE FRANKLIN LTD.

NEWS RELEASE

FOR IMMEDIATE RELEASE

CONFERENCE CALL ANNOUNCEMENT

FOURTH QUARTER 2006 RESULTS AND DISCUSSION

January 31, 2007

11:00 a.m., Eastern Time

CE Franklin Ltd. will release its earning report for the Fourth Quarter and Year Ended December 31, 2006, through CNW Group, on **Tuesday, January 30, 2007** after the close of the market. It will also be posted on the Company's website at http://www.cefranklin.com.

The Company will then host its financial analyst conference call on **Wednesday, January 31, 2007** at 11:00 a.m. Eastern Time (9:00 a.m. Mountain Time) to discuss its earnings report for the Fourth Quarter and Year Ended December 31, 2006.

Participants may join the call by dialing 1-416-644-3415 in Toronto or dialing 1-800-732-9307 at the scheduled time of 11:00 a.m. Eastern Time. For those unable to listen to the live conference call, a replay will be available at approximately 1:00 p.m. Eastern Time on the same day by calling **1-416-640-1917 in Toronto or dialing 1-877-289-8525** and entering the pass code of **21215357#** and may be accessed until midnight Wednesday, February 7, 2007.

The call will also be webcast live at: http://www.newswire.ca/en/webcast/viewEvent.cgi?eventID=1694000 and will be available on the Company's website at http://www.cefranklin.com.

Michael West, Chairman, President and Chief Executive Officer will lead the discussion and will be accompanied by Randy Henderson, Vice President and Chief Financial Officer. The discussion will be followed by a question and answer period. The call is scheduled for a maximum of 45 minutes.

Thank you for your interest in CE Franklin. We look forward to your participation in the conference call.

About CE Franklin

CE Franklin distributes products and provides services and solutions to the Canadian oil and gas industry. These products, services and solutions are used for projects involving drilling and completions, production and maintenance and capital construction. The Company was established more than 50 years ago and has a network of 41 branches as well as many various inventory stocking points across Canada primarily in the Western Canadian Sedimentary Basin. All are connected by state-of-the-art technology that provides our customers with a sophisticated supply chain management solution.

Smith International, Inc. is a major shareholder and owns approximately 51%, of the Company's outstanding shares, and CE Franklin partners with Wilson Supply, a wholly owned subsidiary of Smith International. CE Franklin trades on the TSX under the symbol CFT and on the AMEX under the symbol CFK.

Our employees are committed to delivering on the promises we have made to our customers, partners, vendors, communities and shareholders. We promise to listen, to improve, to work in partnership, to improve economics, to generate new ideas and to create and build value.

For Further Information Contact:

Investor Relations
800-345-2858
403-531-5604
investor@cefranklin.com

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1900, 300 - 5th Avenue S.W. ▲ Calgary, Alberta, Canada T2P 3C4 ▲ (403) 531-5600 ▲ Fax: (403) 234-7698